
OLOGY: BREWING.
DOWN TO A SCIENCE
ŌLŌGY
BREWING CO

INVEST IN **OLOGY BREWING AND DISTILLING**

Join the Growth of a Craft Beverage Company Making Waves Across the Southeast

ologybrewing.com Tallahassee, FL

Highlights

1. $4.2M in Revenue Last Year
2. 51% average annual growth over 7 years – community-backed scale and smart distribution

3. Sold in 75+ Publix stores, scaling to 100+, plus Whole Foods, Trader Joe's & Total Wine

4. Budweiser House distribution network unlocks access to 98% of sellable accounts in the Southeast

5. Four profitable taprooms serving beer, spirits, food & coffee – plus R&D for new products

6. Founded by a flavor scientist – rigorous R&D meets bold flavor exploration

7. Fast-growing spirits line led by ex-Balcones distiller: rum, gin & aged single malts

8. $1.9M raised– now raising $800K to expand sales & scale production

Featured Investor

Dylan Sumner
Syndicate Lead

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Invested $449,000

"As one of Ology's first-ever capital raise investors, I've been following their growth from day one. They've come a long way in that time. I'm extremely proud of what the Ology team has accomplished. Their vision, creativity, character, and commitment to quality set them apart in the craft space...and it has shown every single year. This is just the beginning. I'm confident that even more success is around the corner and I'm excited to be on the ground floor of what's coming next."

Our Team



Nick Walker CEO, Founder, Board Member

Founder & Head Brewer blending science with flavor. Built Ology from a garage project into one of Florida's fastest-growing craft beverage brands.



David Arendt COO, Owner, Board Member

COO and Sales Lead. Drives Ology's growth across grocery and distribution, scaling reach across Florida and the Southeast through smart partnerships and team building.



Paul Woodward Founder, Board Member



Brian Clark Founder, Board Member



Daniel Stewart Head Distiller

Ex-Balcones distiller now leading Ology's spirits program. Expert in blending, aging, and building award-winning craft spirits with depth, soul, and scientific precision.



Colin Miller Head of Taprooms

Runs all 3 Tallahassee taprooms. Leads hospitality operations, training, hiring, customer experience, and brand consistency across locations.

We've grown 51% annually. Now we're scaling across the Southeast.

* FROM THE LAB
TO THE TAPROOM


ALL BREWING IS SCIENCE.
OLOGY IS MAD SCIENCE.

Dear Investor,

My dad and grandfather were sensory scientists. I inherited that curiosity – and took it to weird, wild new places, which led me to starting Ology eight years ago. I couldn't stop experimenting with flavor.

Every product we make goes through our "Excellence" test. If it's not extraordinary, it doesn't go out.

We double dry-hop hazy IPAs, boil our stouts for 20 hours, and age them in our own bourbon barrels for up to three years. We ferment lagers for a full two months — no shortcuts. Our rums and single malts are distilled from scratch.

That approach has built a craft brand with a dedicated community and real traction:

community and real traction:

- 4 taprooms across Florida
- 75+ Publix stores today — growing to 100+ this year
- Stocked in Whole Foods, Trader Joe's, and thousands of bars and restaurants in Florida
- Awards from Best Florida Beer and participation in top beer festivals including Mikkeller and the Great American Beer Festival

We've grown 51% annually over the past seven years on average. Now we're scaling our footprint across the Southeast. With your investment, we'll go further, faster.

We're offering some amazing perks to thank our investors – including a personalized bourbon/whiskey/rum, where you work with our distiller to hone the taste, and you work with our design team to create a custom label!

Nick Walker

Co-Founder & Head Brewer

Check out our pitch deck!

ONE OF THE FASTEST GROWING INDIE BREWERIES IN FLORIDA

50% ANNUAL GROWTH

We're one of the fastest-growing indie breweries in Florida — with over 50% annual revenue growth, multiple locations, grocery expansion, and award-winning spirits.

Now, we're scaling that formula across the Southeast.



$1.9M + RAISED

5 SUCCESSFUL RAISES

50% AVG ANNUAL REVENUE GROWTH

2017

OLOGY BREWING FOUNDED
First taproom opens in Midtown Tallahassee

2018

COMMUNITY-FUNDED EXPANSION
Begins expanding production capacity

2019

THE SECOND TAPROOM OPENS.
Ology Coffee launches, broadening the brand into non-alcoholic craft. Ology receives first invitation to the renowned Mikkeller Beer Celebration

2020

OLOGY SPIRITS PROGRAM BEGINS
Distillation starts in-house

2021

SPREADING LOCALLY
Distribution enters local retail channels and small grocers

2022

OPENED 2 NEW TAPROOMS
Including the first Ology taproom outside Tallahassee

2023

BIG NAME PARTNERSHIPS
Trader Joe's and Whole Foods pick up Ology SKUs

2024

PUBLIX LAUNCH
Beer placed in 50+ stores. Rainbow Colored Glasses wins Best Sour (Best Florida Beer)

2025

SPIRITS PROGRAM SCALES WITH NEW RTDS AND AGED OFFERINGS
5th fundraising round closed (**$1.9M total**); 100+ Publix stores by year-end; Southeast expansion begins

SCIENCE DRIVES THE PRODUCT.
COMMUNITY DRIVES THE BRAND.

Our community helped turn our obsession into a movement — funding five rounds of growth, cheering on every expansion, and showing up in our taprooms and on store shelves.

We've grown one step at a time, but always with a long-term vision: to build a best-in-class craft beverage company rooted in experimentation, hospitality, and quality.

Every step forward has been powered by a loyal community of fans and believers — we've raised $1.9M raised from 50+ investors to date.


COMMUNITY ENGAGEMENT
FESTIVALS
TAPROOM EVENTS
COMMUNITY ENGAGEMENT
FESTIVALS
TAPROOM EVENTS

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* TWO-CHANNEL MODEL BUILT FOR GROWTH

At Ology, innovation starts in the taproom.

Every drink we launch — from hazy IPAs to ready-to-drink spirits — is tested, refined, and perfected in our four Florida taprooms. These local hubs give us direct access to

taprooms. These local hubs give us direct access to customers, immediate feedback, and strong margins.

Once a product hits, we scale it through distribution.

Our network includes major chains like Publix, Trader Joe’s, and Whole Foods, plus independent bars across Florida. Now we’re expanding across the Southeast with new partnerships in the “Budweiser House” network – a group of independent Budweiser distributors with high volume, wide reach, and real love for Ology.

This isn’t a guess — it’s a system.

And it’s already working.



TAPROOMS
INNOVATION & MARGIN HUB
LOCATIONS
MIDTOWN | Tallahassee
POWER MILL | Tallahassee
NORTHSIDE | Tallahassee
TAMPA
OFFERINGS
BEER
SPIRITS (In-house)
COCKTAILS & MOCKTAILS
COFFEE (Northside & Midtown)
BOTTLES & CANS TO-GO
RTDS (Ready-to-drink cocktails)
FOOD (Northside)
TEST NEW PRODUCTS
GET FEEDBACK
BUILD LOYALTY
DISTRIBUTION
SCALE & REACH ENGINE
RETAIL PARTNERS
PUBLIX (75 stores → 100 by EOY)
TRADER JOE'S
WHOLE FOODS
PRODUCT LINES
BEER
SPIRITS
RTDS (Ready-to-drink cocktails)
DISTRIBUTOR NETWORK
BUD NETWORK (For Southeast reach)
SCALE PROVEN HITS
MAXIMIZE REACH
CAPTURE NEW MARKETS

THE “BUD HOUSE” NETWORK: OUR SHORTCUT TO SOUTHEAST SCALE

Ology is now partnered with major beverage distributors in the **“Bud House”** network: a system of independently owned Budweiser distributors with high-capacity national reach and deep local penetration.

These partnerships give us instant access to thousands of grocery stores, bars, and restaurants across the Southeast — the fastest-growing region for craft beer and spirits in the U.S.


HOW THE BUD HOUSE
NETWORK WORKS
01
OLOGY PRODUCTION FACILITY (TALLAHASSEE)
02
BUD HOUSE DISTRIBUTOR (E.G., TRI-EAGLE, PEPIN)
03
SALES LIFT DRIVEN BY OLOGY FIELD TEAM
* TASTINGS
* STORE VISITS
* LOCAL EVENTS
04
REGIONAL GROCERY & RETAIL ACCOUNTS
* PUBLIX
* TRADER JOE’S
* WHOLE FOODS
* BARS & RESTAURANTS

But Bud House distributors don’t do everything. To fully activate the opportunity, we need our own boots-on-the-ground sales team to drive velocity, build relationships, and maximize each account.

That’s why this raise matters: We’ve secured the pipeline. Now we need to fuel the flow.

* THE SOUTHEAST—THE NEXT FRONTIER FOR CRAFT

Ology already has the infrastructure, the distributor partnerships, and the product line. What we need now is investor fuel to pour into the fire.

Craft beer is a $30B U.S. market — and the Southeast is 20% of it.

Craft spirits is a $20B market — and we're perfectly positioned to take a bigger share, with our brewing infrastructure already in place.

And we're moving fast. In just the last two years:

- Distribution revenue doubled
- Retail footprint expanded to 75+ Publix stores, with 100+ expected soon
- Spirits development kicked into high gear with award-winning releases

We're projected to more than double our revenue in the next four years.



PROJECTED REVENUE
$15M
$10M
$5M
$13.0M
$8.5M
$5.5M
$4.0M
$2.3M
$778K
$340K


$0
2017
2019
2021
2023
2025
2027
2029

**Detailed financial projections available in our full investor deck.

Forward-looking projections are not guaranteed.

DEMAND IS MORE THAN WE CAN HANDLE

Demand for Ology is outpacing what our current team and facilities can support. To grow into the Southeast's next great craft beverage company, we need to scale production and boots-on-the-ground activation.

This raise will help us:

- Build cost-saving production infrastructure, which will significantly reduce production costs and enhance our margins as we scale
- Expand our aged spirits program
- Increase our grocery presence
- Scale our Southeast sales team

Check out our pitch deck!

---

* NATIONAL RECOGNITION. LOCAL OBSESSION.


ŌLŌGY
BREWING CO
AWARDS



BEST FLORIDA BEER
GOLD-WINNING SOUR. LOCAL FAVORITE.
Rainbow Colored Glasses took Gold for Best Sour at Best Florida Beer—Florida's most competitive beer competition. It's also one of our top sellers.
BEST BREWERY IN TALLAHASSEE. BACK-TO-BACK.
Voted Best Brewery in Tallahassee two years running by local fans and press—proving we're more than a product. We're a hometown staple.
UNTAPPD
DRINK SOCIALLY
A 4.0 UNTAPPD RATING. PRACTICALLY UNHEARD OF.
Our flagship IPA, Sensory Overload, holds a 4.0+ rating on Untappd—making it one of the highest-rated IPAs available in grocery stores in the Southeast.
MIKKELLER BEER CELEBRATION COPENHAGEN
GREAT AMERICAN BEER FESTIVAL
INVITED TO THE WORLD'S BEST BEER FESTIVALS.
Ology was hand-picked to pour at the legendary Mikkeller Beer Celebration Copenhagen, as well as the Great American Beer Festival and Weldwerks Invitational.
AMERICAN DISTILLING INSTITUTE
DISTILLING.COM
SPIRITS GETTING SERIOUS.
Our spirits are catching up to our beers, fast. In a year, we've already got 4 medals from the American Distilling Institute.

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* THRIVING COMMUNITY. ROBUST NETWORK. PROVEN SUCCESS.

Ology has all the ingredients of a sound investment.

We know who we are. We know where we're going. We want you right there with us.

With your investment, we'll:

- Build a bigger sales team to unlock the full Bud House network across the Southeast
- Expand production to meet rising demand at 100+ Publix stores
- Launch new spirits and grow our aging program

From one taproom to four. From local favorite to regional powerhouse. Let's evolve together.

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* INVESTOR PERKS



TIER	AMOUNT INVESTED	PERK
LAB ASSISTANT	$250	Custom Ology hat
FLAVOR EXPLORER	$500	Choose 2 to-go items (merch, beer, cocktails, etc.)
BARREL TASTER	$1,000	Custom-labeled bottle of bourbon + special investor rocks glass
ROOFTOP REVELER	$2,500	Mixer Party invite for investor +1 (at Ology Northside)
TAPROOM INSIDER	$5,000	2025 Rooftop Membership: exclusive club with **15% discount**, early access to special releases, and other perks.
DISTILLER'S CIRCLE	$10,000	Private whiskey tasting with Head Distiller, Daniel (up to 18 people)
MASTER DISTILLER	$25,000	
FOUNDER'S CIRCLE	$50,000	

Lifetime Discount Card for
25% off in all taprooms

Exclusive barrel room experience (up to 8 people) + 12 bottles direct from the barrel of your favorite

THE ALCHEMIST * **$100,000**

Personalized bourbon/rye/rum barrel pick with custom label. Come to Tallahassee for tastings with Ology leadership and Head Distiller, Daniel. Then work with our design team to create your own custom label.



LET'S EVOLVE TOGETHER

We believe in mad science, serious flavor, and building a business the right way: with heart, integrity, and obsessive craft.

If you do too, now's your chance to own a piece of Ology.


BREWING CO
INVEST IN OLOGY